Exhibit 14.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We consent to the incorporation by reference in registration statements (No. 333-189721) on Form S-8 of Fresenius Medical Care AG & Co. KGaA of our reports dated February 20, 2019, with respect to the consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 20-F of Fresenius Medical Care AG & Co. KGaA.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

February 20, 2019